October 15, 2007

Via Edgar & Fax

Division of Corporate Finance

U.S. Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Mr. Joe A. Foti, Senior Assistant Chief Accountant

RE:	Alaska Air Group, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 23, 2007
File No. 1-08957

and

Alaska Airlines, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 5, 2007
File No. 0-19978

Dear Mr. Foti:

Alaska Air Group, Inc. and Alaska Airlines, Inc., (the “Company”) received your letter dated September 18, 2007 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to our response to such comment.

ALASKA AIR GROUP, INC.

Form 10-K (Fiscal Year Ended December 31, 2006)

Selected Consolidated Financial and Operating Data, page 27

1.

Refer to your non-GAAP disclosures shown in Note A beginning on page 30. As discussed below under our comments for MD&A, these non-GAAP disclosures do not appear to comply with the guidance in Item 10(e)(1)(ii) of Regulation S-K and the Question and Answer No. 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003. Please revise your presentation to exclude providing totals that adjust the GAAP statements of operations amounts. For example, we note you provide “Operating expenses per

ASM,” then further adjust this item to exclude “aircraft fuel, fleet transition costs, restructuring charges and adjustments, and navigation fuel refund” to arrive at “Operating expenses per ASM excluding…” these related expenses, which is a non-GAAP measure. Instead, you should continue presenting “GAAP operating expenses per ASM as well as solely the separate impact of the “excluded items (i.e. aircraft fuel, fleet transition costs, restructuring charges and adjustments and navigation fuel refund, etc.) per ASM” with disclosure on why presenting this information is meaningful and relevant, as these expenses and costs may be considered unusual, non-recurring or beyond the company’s control. Similar reconciliations have been provided for “income (loss) before taxes and accounting change,” and “aircraft fuel.” Beginning with your September 30, 2007 Quarterly Report on Form 10-Q, please delete these non-GAAP measures as an investor is able to individually calculate such measures with the suggested disclosures as cited above.

We note the Staff’s comment and will revise future filings to eliminate non-GAAP measures related to subtotals or totals on our Statements of Operations. For example, we will eliminate the sentences listed below and other such disclosures. Instead, and as suggested by the Staff, we will present separately those individual items (such as the items referred to above) that management believes are important for a more complete understanding of our results and will enhance the discussion about why that information is meaningful to our investors.

•

The sentence that begins “Excluding fuel, the fleet transition costs, the restructuring charges, and a 2005 navigation fee refund, our operating costs were…” found on Page 34 of our Form 10-K for the year ended December 31, 2006.

•

The sentence that begins “Excluding fuel, the fleet transition costs, the restructuring charges, and a 2005 navigation fee refund, and stating fuel on an economic basis as described below, Alaska and Horizon reported income before taxes of….” also on Page 34 of the Form 10-K.

•	The sentence that begins “Excluding these items and with fuel stated on an economic basis as explained above, our consolidated net income would have been…” found on Page 38 of the Form 10-K.

Similarly, we will revise future filings to eliminate the presentation of GAAP operating expenses per Available Seat Mile (ASM) excluding items such as aircraft impairment or fleet transition charges, restructuring charges or adjustments or fleet transition costs (the “special” or “non-recurring” items). Although we believe that our investors’ understanding of our unit cost (cost per ASM) performance is enhanced by such presentation and that other interested readers seek that information, management agrees that an investor can calculate the desired cost metric with the information if it is presented separately. As with the impact on earnings, we will enhance our discussion about why this information is meaningful to investors.

However, unlike the metrics discussed immediately above, we intend to continue to present unit cost performance excluding fuel and, beginning in 2007, costs incurred by Alaska Airlines associated with regional flying. We believe that such presentation is consistent in all respects with Item 10 of Regulation S-K and Question and Answer No. 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued June 13, 2003 (the “FAQ”). While we concede these metrics eliminate recurring costs, we would note that the Staff has stated that there is no per se prohibition against removing a recurring item, so long as the company meets the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. We believe it is vital for investors to have this information to better understand changes in our unit operating costs.

The FAQ then suggests disclosures that are likely to be important to ensure that any non-GAAP disclosures are not misleading. In response to the Staff’s comment, we will enhance our disclosure (including Note A on Page 30) to clarify how the non-GAAP measure is used, the reasons why we believe it is useful, and its limitations. We expect that our disclosure will be similar to the following:

Reasons for excluding the unit cost impact of both fuel and regional flying costs:

•

Our cost per ASM excluding fuel and regional flying costs* is one of the most important measures used by management, our Chief Operating Decision Maker, and the Board in assessing the results of our cost reduction efforts and the operating results of Alaska’s “mainline” operation, which includes the B737 and MD80 aircraft branded in Alaska Airlines livery. Our intent is to give our investors a “window” into the executive suite, so that they understand exactly what metrics are important to us.

*Regional flying costs are applicable to the Alaska Airlines financial statements only.

•

Cost per ASM excluding fuel and regional flying costs (and other items as specified in our governing documents) is an important metric in the employee incentive plan that covers company management and executives.

•

Cost per ASM is a metric commonly used by industry analysts and we believe it is the basis by which they compare our airlines to others in the industry. It is also a measure used by some of our competitors. We can provide supplemental evidence to the Staff to support this assertion.

•	It is the subject of frequent questions from holders of our common stock.

Reasons for excluding the unit cost impact of fuel:

•

By eliminating fuel expense, we believe that we have better visibility into the results of our non-fuel cost reduction initiatives. Our industry is highly competitive and characterized by high fixed costs, so even a small reduction in non-fuel operating costs can result in a significant improvement in operating results. We believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for us (and thus investors) to understand the impact of (and trends in) company-specific cost drivers such as labor rates and productivity, airport costs, maintenance costs, etc. which are more controllable by management.

•

Although we disclose our “mainline” unit revenues to eliminate those revenues associated with regional flying performed by others on our behalf, we do not (nor are we able to) present unit revenues excluding the impact that rising fuel costs have had on ticket prices. This is a limitation of a non-GAAP measure that excludes fuel, as fuel represents nearly 30% of our operating expenses, and fluctuations in fuel prices are often the driver of changes in unit revenues, at least in the mid-to-long term. Recognizing this, we intend to caution investors and others not to place undue reliance on unit cost excluding fuel as a measure or predictor of future profitability.

Reasons for excluding the unit cost impact of regional flying costs:

•

Eliminating regional flying costs or “purchased capacity” allows our Chief Operating Decision Maker to measure the operational costs of Alaska Airlines mainline business excluding the payments we make to other operating carriers that fly certain regional markets for Alaska Airlines.

Management’s Discussion and Analysis

Year in Review, page 33

2.

Reference is made to your various disclosures regarding “excluding fuel, transition costs, restructuring charges and the navigation fee refund,” in discussion of the changes in operating results. These disclosures represent non-GAAP measures and do not comply with the guidance in Item 10(e)(1)(ii) of Regulation S-K. We suggest you revise your narrative to discuss the significant impact (i.e. amount or percentage) of each of these excluded items to the related statement of operations line item, rather than providing the nonconforming non-GAAP measure. You may choose to provide a tabular presentation that includes each of the significant individual items, by fiscal year, to enhance the narrative discussion, without providing a sub-total that equates to a non-GAAP financial measure. In this regard, all references to, for example, “excluding fuel, the fleet transition costs, the restructuring charges…” would be deleted and replaced with a discussion as to the impact of that item to your results of operations. We refer you to Question No. 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003.

We refer the Staff to our response to Comment 1 above. We intend to revise our future filings in a manner that is similar to what is outlined above.

Results of Operations – 2006 Compared With 2005, page 37

3.	Further, your discussion under this section should be similarly revised to delete these non-GAAP measures and instead to discuss the impact the item had on the particular statement of operation line item. For example, on page 38 we also note you provide a non-GAAP measure of consolidated net income excluding certain items. Please revise.

As requested by the Staff, we will delete the non-GAAP consolidated net income or loss measure and will revise disclosures accordingly in future filings.

4.	Expand the discussion of “Aircraft Fuel” for both “Alaska Airlines Expenses” and “Horizon Air Expenses” to discuss the amount of GAAP fuel expense as reflected in your statements of operations.

In response to the Staff’s comment, we will expand the aircraft fuel discussion to include more explanation of the changes in GAAP fuel expense in future filings. We expect that the revised disclosure will focus on three unique drivers of fuel expense as measured on a GAAP basis, as follows:

•	Fuel gallons consumed

•	The price that we pay our suppliers for fuel delivered to our aircraft; and

•	The impact of changes to the value of our hedge portfolio due to changes in oil prices.

We plan to also retain the discussion regarding gains from our hedging program, as we believe that it is important for readers of our financial statements to understand the current- period cash flows of our hedging program.

5.	Please expand your Results of Operations for each of Alaska and Horizon to discuss the primary profitability measure used by your chief operating decision maker. To the extent this measure is “income (loss) before income tax and accounting change” as shown in Note 14 to your audited financial statements, please disclose. Also, provide a discussion of your “consolidated net (loss)/income.”

In response to the Staff’s comment, we will revise our future filings to discuss “income (loss) before income taxes” for each of the operating subsidiaries in the Results of Operations section of the periodic reports so that a reader can quickly know the result of each operating company and make a more clear linkage to the segment information in the footnotes. We would like to acknowledge that the Staff correctly assumes that “income (loss) before income taxes” for each operating subsidiary is the primary profitability measure used by the chief operating decision maker (and the Board as well). However, the chief operating decision maker and the Board also consider the impact of items such as fleet transition costs and restructuring charges in their evaluations of segment performance. We believe it is useful for investors to know this, and will so state. Additionally, we will expand our discussion of “consolidated net income (loss)” in future filings by pointing out that the consolidated results are primarily driven by the results of the operating subsidiaries and refer the reader to the appropriate discussions for Alaska and Horizon.

Financial Statements

Note 1 – Leased Aircraft Return Costs, Page 66

6.	We note that you accrue cash payments associated with returning leased aircraft prior to the scheduled aircraft return date and these return costs include a number of factors where the actual amount is not known with certainty until lease termination. If the financial statement periods include any favorable or unfavorable material changes to the original estimates of the accruals in any subsequent accounting period upon lease termination that significantly impacted operating results, please expand the note to provide the disclosure, including the effect of the change, as prescribed by paragraph 22 of SFAS 154. Please advise and revise accordingly.

There were no material changes to the original estimates of any of the accruals for lease termination costs during the periods presented. We plan to revise our disclosure in future filings to specifically state this fact. If these changes are material in the future, we will expand our disclosure to include the effect of such changes.

Note 2. Fleet Transition and Impairment, page 70

7.	If you elect to make reference to an “independent or third-party” appraisal or valuation, you must specifically identify the appraiser in your report. Please revise accordingly or delete any such reference from your filings. In addition, if you incorporate a report with such a reference into any Registration Statement, the appraiser must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit. Please revise or advise, as appropriate.

As requested by the Staff, we will eliminate reference to an “independent or third-party” appraisal or valuation in future filings.

Note 6 – Other Accrued Liabilities (current), page 76

8.	We note in the last two fiscal years that $246 million and $217 million of the other accrued liability balance are aggregated into an “other” category. As the “other” category represents a substantive amount of this balance sheet caption, it is unclear whether any separate item represents in excess of 5 percent of total current liabilities in any of the periods. If so, please expand the table to separately disclose each item that exceeds this quantifiable threshold in accordance with the guidance in Rule 5-02(20) of Regulation S-X.

We wish to advise the Staff that there were no separate items in “other” that represented more than 5% of total current liabilities as of December 31, 2006 and 2005. We would also refer the Staff to Note 6 to the consolidated financial statements under the table titled “Other Accrued Liabilities (current).” This footnote provides a general description of the types of liabilities that are included in the “other” category. In future filings, we will consider whether additional detail of “other” would provide useful information to readers of the financial statements.

Form 10-Q (Quarter Ended March 31, 2007)

and

Form 10-Q (Quarter Ended June 30, 2007)

9.	Please reflect the above comments, as applicable, in future filings on Form 10-Q. In particular, please delete the various non-GAAP financial measures and revise your MD&A disclosures accordingly.

We will revise future filings to delete the various non-GAAP financial measures discussed in the comments above.

ALASKA AIRLINES, INC.

FORM 10-K (Fiscal Year Ended December 31, 2006)

General

10.	In addition to the following, please reflect comments issued above on Alaska Air Group, Inc.’s Annual Report on Form 10-K in future filings with us, as appropriate.

We will revise the Alaska Airlines Form 10-K in the future to delete the various non-GAAP financial measures discussed in the comments above.

Cover Page

11.	Reference is made to the section of “Securities registered pursuant to Section 12(b) of the Act.” It appears you inadvertently list the common shares of your parent company, Alaska Air Group, Inc. Please revise as appropriate. In addition, revise the cover page to state that you meet the conditions set forth in General Instructions I(1)(a) and (b) of Form 10-K and therefore is filing this Form 10-K with the reduced disclosure format. Reference is made to General Instructions I(1) and (2) of the Form 10-K. Please revise in future filings or advise.

In response to the Staff’s comment regarding “Securities registered pursuant to Section 12(b) of the Act,” we will revise future filings to state “None.”

In response to the Staff’s comment regarding reference to General Instructions I(1) and (2) of the Form 10-K, we will revise the cover page in future filings to make reference to those general instructions.

Form 10-Q (Quarter Ended March 31, 2007)

and

Form 10-Q (Quarter Ended June 30, 2007)

Cover Page

12.	To the extent you meet the requirements of General Instructions H(1) of the Form 10-Q and you choose to omit the information called for by General Instructions H(2) of the Form 10-Q, please provide a similar statement as that provided for the Form 10-K.

In response to the Staff’s comment regarding reference to General Instructions H(1) and (2) of the Form 10-Q, we will revise the cover page in future filings to make reference to those general instructions.

********

In connection with our responses, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at (206) 392-5362.

Sincerely,

/s/ Brad Tilden
Brad Tilden
Chief Financial Officer
Alaska Air Group, Inc.
Alaska Airlines, Inc.

Copies to:

William Ayer

Patricia Bedient, Audit Committee Chair

Brandon Pedersen

Keith Loveless

Karen Gruen

Ann Nelson, KPMG

Shane Philpot, KPMG

Tom Leary, O’Melveny & Myers

Robert Plesnarski, O’Melveny & Myers